UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

Unit B2-303-137, 198 Qidi Road

Beigan Community, Xiaoshan District

Hangzhou, Zhejiang Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENT

Entry into a definitive agreement

Kaixin Auto Holdings (“Kaixin” or the “Company”) has entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) with Shangyue Limited, an exempted company incorporated under the laws of the British Virgin Islands, (the “Purchaser”) on February 22, 2024.

Pursuant to the instrument of transfer entered into between the Company and the Purchaser on June 14, 2023, the Company undertakes to dispose and transfer its 100% equity interest in its wholly owned subsidiary, Kaixin Auto Group, to the Purchaser and to indemnify the Purchaser on the condition that the net assets of Kaixin Auto Group are negative upon the consummation of the transfer. The share transfer was completed on June 30, 2023. As compensation for the negative net assets of Kaixin Auto Group around the above share transfer date, the Company agrees to issue 7,000 Series G convertible preferred shares of a par value of US$0.00075 each to the Purchaser, which is expected to be closed on March 1, 2024.

The Securities Purchase Agreement and the certificate of designation of Series G convertible preferred shares are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Securities Purchase Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

EXHIBIT INDEX

Exhibit	Description
99.1	Securities Purchase Agreement
99.2	Certificate of Designation of the Series G Convertible Preferred Shares

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2024	Kaixin Auto Holdings

	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer